SO
3/6/03

03002351

UF
3-3-03

UNITED STATES
[redacted] AND EXCHANGE COMMISSION
Washington, DC 20549

OMB Approval
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-051326

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **WESTMINISTER ~~FINANCIAL~~ Investment GROUP, INC.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23 E. NORTH STREET
(No. and Street)

NEW CASTLE	PA	16101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SANDY L. BURRY (724) 654-7880
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

RECD S.E.C.
FEB 28 2003
535

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM BATDORF & COMPANY, P.C.
(Name- *if individual, state last, first, middle name*)

1000 CONNECTICUT AVENUE, NW, SUITE 801, WASHINGTON, DC 20036
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 18 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

Sec. 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, SANDY L. BURRY, swear (or affirm) that, to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of WESTMINISTER FINANCIAL GROUP, INC., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:

Notarial Seal
Sue Ann McKissick, Notary Public
Neshannock Twp., Lawrence County
My Commission Expires Feb. 25, 2006
Member, Pennsylvania Association Of Notaries

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTMINSTER INVESTMENT GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2002

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1000 CONNECTICUT AVENUE, N.W., SUITE 801
WASHINGTON, DC 20036

INDEPENDENT AUDITORS' REPORT

Board of Directors
Westminister Investment Group, Inc.

We have audited the accompanying statement of financial condition of Westminister Investment Group, Inc. at December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Westminister Investment Group, Inc. at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

William Batdorf & Company, P.C.

February 27, 2003

WESTMINSTER INVESTMENT GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

AT DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 6,691
Deposits	109
Total assets	$ 6,800

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	$ -
Stockholders' equity	
Common stock, without par value; 100,000 shares authorized, one share issued and outstanding	3,000
Retained earnings	3,800
Total stockholders' equity	6,800
Total liabilities and stockholders' equity	$ 6,800

The accompanying notes are an integral part of these statements.

WESTMINSTER INVESTMENT GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 1 - DESCRIPTION OF THE ORGANIZATION

The Company was originally organized as Burry Financial Services, Inc. in 1991. It's name was subsequently changed to Westminister Investment Group, Inc. in 1996. During 1998, the Company filed applications to become a registered securities broker-dealer whose activities are limited to the sale of registered investment company shares and variable annuity insurance contracts. All regulatory approvals were completed on March 31, 1999 and the Company commenced doing business as a securities broker-dealer in April 1999. During 2002, the Company's business activities consisted solely of the those described above, conducted from its office located in New Castle, Pennsylvania.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company uses the accrual basis of accounting. It's accounting and reporting policies are in accordance with generally accepted accounting principals and conform to the general practices within the brokerage industry.

NOTE 3 - NET CAPITAL REQUIREMENTS

The firm is subject to the net capital rule of the Securities and Exchange Commission. This rule requires that the firm's ratio of "aggregate indebtedness," as defined, to "net capital," as defined, not exceed 15 to 1. At December 31, 2002, the firm's ratio of aggregate indebtedness to net capital was 0 to 1, and net capital was $6,691, as compared to the required minimum net capital of $5,000.

NOTE 4 - EXEMPTION FROM RULE 15c3-3

During 2002 the firm limited its business activities to the purchase, sale and redemption of shares of registered investment companies. Securities of customers were not accepted for safekeeping. The company does not routinely accept customer's funds and any funds sent to the company, which consisted solely of checks payable to registered investment companies, were promptly remitted. The company is therefore exempt from the customer reserve requirements of SEC rule 15c3-3 under section (k)(1).

NOTE 5 - CASH EQUIVALENTS

The Company considers investments in liquid debt instruments with original maturity dates of less than three months as cash equivalents for purposes of the Statement of Cash Flows.

(Continued)

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company is affiliated with Westminister Capital Management, Inc. through common stock ownership and control. The two companies have an arrangement where by Westminister Capital Management, Inc. provides management services and pays certain administrative costs of the Company, including rent, telephone, various office expenses, and professional services. In return the Company pays periodic management fees to Westminister Capital Management, Inc. which are applied to cover these costs. However, Westminister Capital Management, Inc. has waved all rights to these management fees for the year ending December 31, 2002. Hence they were not paid or accrued by Westminister Investment Group, Inc.

NOTE 7 - INCOME TAXES

The Company has elected to file income tax returns as a subchapter S Corporation as defined in the Internal Revenue Code. Generally, a S Corporation is not subject to income taxes but rather, items of income, loss, deduction and credit pass through to stockholders in determining their individual income tax liability.

NOTE 8- USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue and expenses during the reported period. Actual results could differ from these estimates.